Exhibit 99.3

Media contact: Divya Anand Tata Communications +91 897 606 8777 divya.anand@tatacommunications.com	Investor contact: Mahesh Pratap Singh Tata Communications +91 981 916 2113 mahesh.singh@tatacommunications.com

Tata Communications delivers improved margins as net profit turns positive YoY

Consolidated gross revenues grow 16% YoY; 10% QoQ

Mumbai – October 29th 2013 – Tata Communications today announces its financial results for the quarter and half-year ended September 30th 2013.

Financial highlights for Q2 FY2014

•	Q2 FY14 EBITDA sees a sharp rise of 90% YoY; 28% QoQ

•	Global voice net revenues up 30% YoY

•	Global data gross revenues up 19% YoY

Q2 FY2014

Growth in Q2 was mainly attributed to the global increase in demand across all segments. Tata Communications’ wholesale voice business continues to outpace the global market growth rate. Revenues from enterprises increased by 29% YoY. Operating income and margin were positively impacted by Tata Communications’ continued focus on cost-management.

Consolidated gross revenues showed an increase of 16% to Rs. 49,526 million (USD 796 million @avg. Fx of INR/USD 62.21) in Q2 FY2014 from Rs. 42,710 million (USD 774 million @avg. Fx of INR/USD 55.21) in the corresponding quarter last year. Net profit improved substantially to Rs 804 million (USD 13 million @avg. Fx of INR/USD 62.21) in Q2 FY14 compared to a net loss of Rs. 2,742 million (USD 50 million @avg. Fx of INR/USD 55.21) in the same quarter last year.

Gross revenues for the Core Business improved by 17% at Rs. 44,187 million (USD 710 million) against Rs. 37,840 million (USD 685 million) during Q2 FY2013.

Global Voice Services (GVS) continued on its growth path with a total of 15.4 bn minutes carried on the network in Q2 FY14 – up from 15.2 bn minutes in Q2 FY13. GVS net revenues showed a 30% YoY improvement in Q2 FY14. Gross revenues for Global Data Services (GDS) also saw an upswing with a revenue growth of 19% at Rs. 19,897 million (USD 320 million) in Q2 FY14 from Rs. 16,703 million (USD 303 million) last year in Q2 FY13.

The Start-up Business, comprising primarily of Neotel, witnessed a 10% rise in revenues at Rs. 5,339 million (ZAR 858 million @ avg. Fx of INR/ZAR 6.22), up from Rs. 4,870 million (ZAR 729 million @ avg. Fx of INR/ZAR 6.68) in Q2 FY13. The Start-up Business’ EBITDA margins stood at 24.9% in Q2 FY14 against 10.6% in Q2 FY13. In local currency (ZAR) terms, Neotel’s Q2 FY14 revenues improved by 18% YoY.

H1 FY2014

Consolidated gross revenues were up by 13% at Rs. 94,506 million (USD 1,601 million @avg. Fx of INR/USD 59.02) in H1 FY2014 as against Rs. 83,784 million (USD 1,535 million @avg. Fx of INR/USD 54.6) in the same period last year. Net profit improved substantially to Rs 1,749 million (USD 30 million @avg. Fx of INR/USD 59.02) in H1 FY14 compared to a net loss of Rs. 4,171 million (USD 76 million @avg. Fx of INR/USD 54.60) in the same period last year.

Gross revenues for the Core Business were up by 14% at Rs. 84,376 million (USD 1,430 million) from Rs. 74,305 million (USD 1,361 million) during H1 FY13.

GVS net revenues delivered a 20% YoY growth in H1 FY14. GDS gross revenues were up by 16% at Rs. 37,855 million (USD 641 million) in H1 FY14 from Rs. 32,682 million (USD 599 million) in the same period last year.

The Start-up Business revenues improved by 7% at Rs. 10,130 million (ZAR 1,672 million @ avg. Fx of INR/ZAR 6.06), from Rs. 9,479 million (ZAR 1,421 million @ avg. Fx of INR/ZAR 6.67) in H1 FY13. The Start-up Business EBITDA margins stood at 23% in H1 FY14 against 11.7% in H1 FY13.

Commenting on the results, Vinod Kumar, MD and CEO, Tata Communications, says, “We’ve recorded solid growth across both our managed services and voice offerings and newer services such as jamveeTM conferencing in the video space see our business continuing to innovate. This coupled with local market offerings such as our aggressive ATM roll out across India have all contributed to a strong quarter and H1.”

“The explosion of rich media delivery channels and organisations’ increasing demand for unified and integrated communications services is also allowing us to offer greater value to our customers,” he added.

Sanjay Baweja, CFO, Tata Communications says, “Our financial performance reflects our commitment to benchmarking and focus on optimising cost structures and operational efficiencies.”

Q2 FY2014 business highlights

•	Tata Communications’ Mobile Messaging Exchange extends and simplifies SMS interconnect for MNOs and application service providers: Tata Communications launched its Mobile Messaging Exchange service that enables over-the-top (OTT) providers and SMS aggregators to connect to a large community of MNOs globally, while allowing MNOs to monetise the SMS traffic with an added layer of security. This service provides a mutually favourable and profitable solution for all the stakeholders in the value chain.

•	Tata Communications connects major exchanges in Asia to enable fastest possible routes for financial trading: Tata Communications announced the extension of its low latency network in Asia with direct connections to the National Stock Exchange of India Limited (NSE), the Singapore Exchange Limited (SGX) and the Hong Kong Stock Exchange (HKEx). The low latency network further extends the company’s global financial trading connectivity network. As a result, it will support mission critical, real-time trading applications by seamlessly connecting the exchanges with major financial capitals in Asia, the United Kingdom and the United States.

•	Managed services, such as data centre services, private cloud solutions, media services and next-gen network services continued their upward trajectory across emerging markets like India, Middle East and South East Asia. Last quarter’s business video service launch, jamvee™, also saw positive traction with enterprises in new geographies.

Q2 FY2014 customer highlights

•	Tata Communications and PCCW Global bring Voice over IPX and HD voice to mobile operators worldwide: Tata Communications and PCCW Global signed an agreement to interconnect their IPX (IP-Exchange) communities. As 4G adoption continues to gather pace, this agreement further expands the global community of interconnected mobile network operators (MNOs) who will be able to capitalise on the latest technology innovations in mobile broadband.

•	Tata Communications trials next generation video distribution with Formula 1® using wholly-owned global fibre network: Tata Communications successfully showcased the next generation of capability for video distribution by relaying content from the 2013 FORMULA 1 SINGTEL SINGAPORE GRAND PRIX directly to Formula One Management’s Biggin Hill headquarters in the UK. The trial included the supply of JPEG2000 quality video live from the race circuit as well as multiple programme feeds – all made possible due to the use of the company’s fibre network and media management services.

•	Arkadin becomes an official provider of Tata Communications’ jamvee™ video service: The agreement makes Arkadin an official APAC provider of Tata Communications’ recently launched jamvee™ conferencing - an on-demand unified communication service which enables, for the first time, anyone, anywhere¹, to instantly access a business video meeting on any device - be it desktop, laptop, tablet, smartphone, Telepresence or video conferencing rooms.

FY2013 AWARDS & RECOGNITION

•	Vinod Kumar named CEO of the Year at the Asia Communications Awards.: Vinod Kumar, Managing Director and CEO, Tata Communications was awarded CEO of the Year by the prestigious Asia Communications Awards 2013. The Asia Communication Awards recognise the achievements of Asian telecoms companies and the individuals responsible for the innovations, achievements and great new services that are helping to build tomorrow’s industry.

•	Tata Communications ranked no. 1 in ‘Transparency in corporate reporting’ in a study, conducted by Transparency International, a global civil society organisation. The research was based on the public reporting practices of 100 major emerging market companies based in 16 countries.

A fact sheet providing a detailed analysis of the results for the quarter and half year ended September 30th 2013 has been uploaded on the Tata Communications website and can be accessed at:

http://www.tatacommunications.com/downloads/investors/InvestorFactSheet-Q2FY14.pdf

Ends…

¹	jamvee is available anywhere with the exception of sanctioned countries.

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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